BROOKFIELD PROPERTY PARTNERS L.P.

Unaudited pro forma financial statements

The following unaudited pro forma financial statements of Brookfield Property Partners L.P. (the “company”) adjust the company’s balance sheet as at March 31, 2013 and statements of income for the three months ended March 31, 2013 and the year ended December 31, 2012 to give effect to the acquisition of the Business (as defined below) by the company from Brookfield Asset Management Inc. (“Brookfield” or the “parent company”), the spin-off (as defined below) and related transactions as if such transactions occurred as of March 31, 2013, in the case of the unaudited pro forma balance sheet, or as of January 1, 2012, in the case of the unaudited pro forma statements of income. On April 15, 2013, Brookfield effected the reorganization (the “reorganization”) so that an interest in its commercial property operations (the “Business”), including its office, retail, multi-family and industrial, and opportunistic assets, located in North America, Australia, Brazil and Europe, that have historically been owned and operated, both directly and through its operating entities, by Brookfield, is acquired by the holding entities that will be owned by Brookfield Property L.P. (the “property partnership”).

On April 15, 2013, Brookfield transferred a portion of the limited partnership interests it holds in the company to holders of its Class A limited voting shares and Class B limited voting shares through a special dividend (the “spin-off”). The company’s sole direct investment is in an interest in the Business through the company’s ownership of limited partnership interests in the property partnership. The company controls the strategic, financial and operating policy decisions of the property partnership pursuant to a voting agreement to be entered into between the company and Brookfield and, through its ownership of the limited partnership units of the property partnership, benefit from the property partnership’s activities. Wholly-owned subsidiaries of Brookfield will serve as the general partners for both the company and the property partnership.

The unaudited pro forma financial statements reflect adjustments for the reorganization, the spin-off, the following related transactions and resulting tax effects:

•	Acquisition of interests in Brookfield’s Australian properties through participating loan notes

•	Exclusion of certain assets within Brookfield’s Australian operations which are not being transferred to the company as part of the reorganization

•	Issuance of $1.25 billion of Capital Securities to Brookfield as partial consideration for the Business acquired by the company

•	Issuance of $25 million of Preferred Shares by certain holding entities

•	Issuance of partnership units by the company as partial consideration for the Business acquired by the company

•	Issuance of approximately 80 million units of the company

•	Reorganization of the legal structure through which the Business is held, including the issuance of certain inter-company debt between the property partnership and the holding entities, resulting in changes in the effective tax rate and the tax basis of certain investments

•	Annual Management Fees of $50 million paid by the company to Brookfield pursuant to a Master Services Agreement

•	Exclusion of Brookfield’s 3% investment in Howard Hughes Corporation, or HHC, or any liabilities remaining after the disposition of those interests during the first quarter of 2013

The unaudited pro forma financial statements have been prepared based upon currently available information and assumptions deemed appropriate by management. The unaudited pro forma financial statements are provided for information purposes only and are not intended to represent, or be indicative of, the results that would have occurred had the transactions reflected in the pro forma adjustments been effected on the dates indicated.

The accounting for certain of the above transactions will require the determination of pro forma adjustments to give effect to the transactions on the dates indicated. The pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma financial information. Differences between these preliminary estimates and the final accounting for these transactions may occur and these differences could have a material impact on the accompanying unaudited pro forma financial statements. Further, integration costs, if any, that may be incurred upon consummation of the aforementioned transactions have been excluded from the unaudited pro forma statements of income.

All financial data in these unaudited pro forma financial statements is presented in U.S. dollars and has been prepared consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

BROOKFIELD PROPERTY PARTNERS L.P.

Unaudited Pro forma Balance Sheet

As at March 31, 2013	Brookfield		Pro Forma Adjustments								Pro Forma
	Property	Brookfield	Australian	Australian	Capital	Preferred		Tax Impact of		Total Pro	Brookfield
	Partners	Carve-out	Investments	Exclusions	Securities	Shares	Equity	Reorganization	HHC	Forma	Property
(US$ Millions)	L.P. (1)		4 (a)	4 (b)	4 (c)	4 (d)	4 (e)	4 (f)	4 (h)	Adjustments	Partners L.P.

Assets
Non-current assets
Investment properties	$-	$32,336	$(755)	$(166)	$-	$-	$-	$-	$-	$(921)	$31,415
Equity accounted investments	-	8,169	(575)	-	-	-	-	-	-	(575)	7,594
Participating loan notes	-	-	790	-	-	-	-	-	-	790	790
Other non-current assets	-	5,522	-	-	-	-	-	-	-	-	5,522
Loans and notes receivable	-	283	-	-	-	-	-	-	-	-	283
	-	46,310	(540)	(166)	-	-	-	-	-	(706)	45,604
Current assets
Loans and notes receivable	-	162	-	(24)	-	-	-	-	-	(24)	138
Accounts receivable and other	-	1,098	63	(33)	-	-	-	-	-	30	1,128
Cash and cash equivalents	-	970	(13)	(18)	-	-	-	-	-	(31)	939
	-	2,230	50	(75)	-	-	-	-	-	(25)	2,205
Total assets	$-	$48,540	$(490)	$(241)	$-	$-	$-	$-	$-	$(731)	$47,809
Liabilities and equity in net assets
Non-current liabilities
Property debt	$-	$17,673	$(537)	$(47)	$-	$-	$-	$-	$-	$(584)	$17,089
Capital securities	-	650	-	-	1,250	-	-	-	-	1,250	1,900
Other non-current liabilities	-	585	-	-	-	-	-	-	-	-	585
Deferred tax liability	-	1,073	64	(16)	-	-	-	53	-	101	1,174
	-	19,981	(473)	(63)	1,250	-	-	53	-	767	20,748
Current liabilities
Property debt	-	2,855	-	-	-	-	-	-	-	-	2,855
Capital securities		-	-	-	-	-	-	-	-	-	-
Accounts payable and other liabilities	-	1,345	44	(12)	-	-	-	-	(27)	5	1,350
	-	4,200	44	(12)	-	-	-	-	(27)	5	4,205
Equity in net assets
Non-controlling interests
Interests of others in consolidated
subsidiaries	-	11,002	(40)	(13)	-	25	-	-	-	(28)	10,974
Redeemable/exchangeable operating partnership
units held by parent	-	-	-	-	-	-	9,871	-	-	9,871	9,871
Total non-controlling interests	-	11,002	(40)	(13)	-	25	9,871	-	-	9,843	20,845
Equity in net assets attributable to parent	-	13,357	(21)	(153)	(1,250)	(25)	(11,882)	(53)	27	(13,357)	-
Limited partnership units	-	-	-	-	-	-	2,011	-	-	2,011	2,011
Total equity in net assets	-	24,359	(61)	(166)	(1,250)	-	-	(53)	27	(1,503)	22,856
Total liabilities and equity in net assets	$-	$48,540	$(490)	$(241)	$-	$-	$-	$-	$-	$(731)	$47,809

(1) Includes Brookfield Property Partners L.P. balance sheet as at March 31, 2013 which includes partnership equity of $0.001 which is not presented due to rounding.

See accompanying notes to the unaudited pro forma financial statements

BROOKFIELD PROPERTY PARTNERS L.P.

Unaudited Pro forma Statement of Income

For the three months ended March 31, 2013	Brookfield					Pro Forma Adjustments						Pro Forma
	Property	Brookfield	Australian	Australian	Capital	Preferred		Tax Impact of	Management		Total Pro	Brookfield
	Partners	Carve-out	Investments	Exclusions	Securities	Shares	Equity	Reorganization	Fee	HHC	Forma	Property
(US$ Millions)	L.P.		4 (a)	4 (b)	4 (c)	4 (d)	4 (e)	4 (f)	4 (g)	4 (h)	Adjustments	Partners L.P.

Commercial property revenue	$-	$751	$(19)	$(4)	$-	$-	$-	$-	$-	$-	$(23)	$728
Hospitality revenue	-	329	-	-	-	-	-	-	-	-	-	329
Investment and other revenue	-	56	13	(1)	-	-	-	-	-	-	12	68
Total revenue	-	1,136	(6)	(5)	-	-	-	-	-	-	(11)	1,125
Direct commercial property expense	-	307	(5)	(2)	-	-	-	-	-	-	(7)	300
Direct hospitality expense	-	274	-	-	-	-	-	-	-	-	-	274
Investment and other expense	-	19	-		-	-	-	-	-	-	-	19
Interest expense	-	268	(10)	(1)	19	-	-	-	-	-	8	276
Administration expense	-	38	-	-	-	-	-	-	13	-	13	51
Total expenses	-	906	(15)	(3)	19	-	-	-	13	-	14	920
Fair value gains	-	247	2	3	-	-	-	-	-	(36)	(31)	216
Share of net earnings from equity accounted investments	-	232	(11)	-	-	-	-	-	-	-	(11)	221
Income before income taxes	-	709	-	1	(19)	-	-	-	(13)	(36)	(67)	642
Income tax (expense) benefit	-	(104)	-	-	-	-	-	(7)	3	5	1	(103)
Net income	$-	$605	$-	$1	$(19)	$-	$-	$(7)	$(10)	$(31)	$(66)	$539

Net income attributable to:
Non-controlling interests:
Interests of others in consolidated subsidiaries	$-	$254	$-	$1	$-	$-	$-	$-	$-	$(6)	$(5)	$249
Redeemable/exchangeable operating
partnership units held by parent	-	-	-	-	-	-	241	-	-	-	241	241
Total non-controlling interests	-	254	-	1	-	-	241	-	-	(6)	236	490
Parent company	-	351	-	-	(19)	-	(290)	(7)	(10)	(25)	(351)	-
Limited partnership units	-	-	-	-	-	-	49	-	-	-	49	49
	$-	$605	$-	$1	$(19)	$-	$-	$(7)	$(10)	$(31)	$(66)	$539
Weighted average number of units – basic and diluted												80 Million 4(i)
Basic and diluted earnings per unit												$0.61 4(i)

BROOKFIELD PROPERTY PARTNERS L.P.

Unaudited Pro forma Statement of Income

For the year ended December 31, 2012	Brookfield					Pro Forma Adjustments						Pro Forma
	Property	Brookfield	Australian	Australian	Capital	Preferred		Tax Impact of	Management		Total Pro	Brookfield
	Partners	Carve-out	Investments	Exclusions	Securities	Shares	Equity	Reorganization	Fee	HHC	Forma	Property
(US$ Millions)	L.P.		4 (a)	4 (b)	4 (c)	4 (d)	4 (e)	4 (f)	4 (g)	4 (h)	Adjustments	Partners L.P.

Commercial property revenue	$-	$2,889	$(78)	$(31)	$-	$-	$-	$-	$-	$-	$(109)	$2,780
Hospitality revenue	-	743	-	-	-	-	-	-	-	-	-	743
Investment and other revenue	-	169	54	(2)	-	-	-	-	-	-	52	221
Total revenue	-	3,801	(24)	(33)	-	-	-	-	-	-	(57)	3,744
Direct commercial property expense	-	1,201	(18)	(12)	-	-	-	-	-	-	(30)	1,171
Direct hospitality expense	-	687	-	-	-	-	-	-	-	-	-	687
Investment and other expense	-	36	-		-	-	-	-	-	-	-	36
Interest expense	-	1,028	(45)	(8)	77	-	-	-	-	-	24	1,052
Administration expense	-	171	-	(2)	-	-	-	-	50	-	48	219
Total expenses	-	3,123	(63)	(22)	77	-	-	-	50	-	42	3,165
Fair value gains	-	1,330	-	(63)	-	-	-	-	-	(40)	(103)	1,227
Share of net earnings from equity accounted investments	-	1,235	(39)	-	-	-	-	-	-	-	(39)	1,196
Income before income taxes	-	3,243	-	(74)	(77)	-	-	-	(50)	(40)	(241)	3,002
Income tax (expense) benefit	-	(535)	-	27	-	-	-	(18)	13	22	44	(491)
Net income	$-	$2,708	$-	$(47)	$(77)	$-	$-	$(18)	$(37)	$(18)	$(197)	$2,511

Net income attributable to:
Non-controlling interests:
Interests of others in consolidated subsidiaries	$-	$1,209	$-	$(38)	$-	$1	$-	$-	$-	$(7)	$(44)	$1,165
Redeemable/exchangeable operating partnership units
held by parent	-	-	-	-	-	-	1,118	-	-	-	1,118	1,118
Total non-controlling interests	-	1,209	-	(38)	-	1	1,118	-	-	(7)	1,074	2,283
Parent company	-	1,499	-	(9)	(77)	(1)	(1,346)	(18)	(37)	(11)	(1,499)	-
Limited partnership units	-	-	-	-	-	-	228	-	-	-	228	228
	$-	$2,708	$-	$(47)	$(77)	$-	$-	$(18)	$(37)	$(18)	$(197)	$2,511
Weighted average number of units – basic and diluted												80 Million 4(i)
Basic and diluted earnings per unit												$2.84 4(i)

 See accompanying notes to the unaudited pro forma financial statements

NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS

1. NATURE AND DESCRIPTION OF THE LIMITED PARTNERSHIP

Brookfield Property Partners L.P. (the “company”) was established by Brookfield Asset Management Inc. (“Brookfield” or the “parent company”) as the primary entity through which it and its affiliates will own and operate commercial property on a global basis. The registered head office of the company is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

The company’s sole direct investment is a limited partnership interest in Brookfield Property L.P. (the “property partnership”). In addition to the Redemption-Exchange units described below, Brookfield, through Brookfield Property GP L.P. (the “Property GP”), its indirect wholly-owned subsidiary, held a 1% general partnership interest in the property partnership. The property partnership holds all of the common shares or equity interests, as applicable, of the holding entities, which are newly formed entities under the laws of the Province of Ontario, the State of Delaware and Bermuda established to hold the company’s interest in the Business described below.

On April 15, 2013, Brookfield effected the reorganization (the “reorganization”) so that an interest in its commercial property operations, including its office, retail, multi-family and industrial and opportunistic assets, located in the United States, Canada, Australia, Brazil and Europe, that have historically been owned and operated, both directly and through its operating entities, by Brookfield, is acquired by the holding entities. The commercial property operations transferred to the company through the reorganization (the “Business”) includes all of the commercial property operations of Brookfield included in the Brookfield Carve-out financial statements except for (i) its 3% equity interest in the Howard Hughes Corporation (“HHC”), a publicly listed real estate entity, or any liabilities remaining after the disposition of those interests during the first quarter of 2013; and (ii) certain assets within Brookfield’s Australian operations which are not being transferred. Also, as described in Note 4(a) to the unaudited pro forma financial statements, a subsidiary of Brookfield will continue to hold title to the commercial and other real property in Australia. The company will hold an economic interest in such property in the form of participating loan notes receivable from Brookfield.

In consideration for the Business, the company and its subsidiaries will issue to Brookfield:

•	$1.25 billion of redeemable preferred shares of one of the holding entities;
•	Redemption-Exchange units in the property partnership; and
•	The general and limited partnership interests in the company.

Also, in connection with the reorganization, Brookfield will provide a total of $25 million of working capital to the holding entities by subscribing for preferred shares of such entities or wholly-owned subsidiaries thereof (refer to Note 4(d)).

On April 15, 2013, Brookfield transferred a portion of its non-voting limited partnership units in the company to holders of its Class A limited voting shares and Class B limited voting shares, through a special dividend (the “spin-off”). Following the reorganization, the holders of Brookfield’s Class A and Class B limited voting shares held approximately 7.6% of the issued and outstanding units of the company on a fully-exchanged basis and Brookfield held units of the company and Redemption-Exchange units that, taken together, on a fully exchanged basis represent approximately 92.4% of the units of the company. On an unexchanged basis the holders of Brookfield Class A and Class B limited voting shares will own approximately 45% of the issued and outstanding units of the company with Brookfield holding the remaining 55%.

Pursuant to its accounting policy for common control transactions described further in Note 3 to the unaudited pro forma financial statements, the company will recognize the Business acquired from Brookfield at the carrying amount in Brookfield’s financial statements immediately prior to the reorganization and spin-off. As discussed further in Note 4(c) to the unaudited pro forma financial statements, the capital securities issued by one of the holding entities will be accounted for as a liability by the company and will be initially recognized at their fair value. The Redemption-Exchange units in the property partnership and the general and limited partnership interests in the company are recognized as components of equity in net assets of the company as discussed in 4(e).

The company and Brookfield intend for the company to have control over the property partnership and Property GP following the spin-off. Accordingly, the company will enter into a voting agreement with Brookfield (the “Voting Agreement”) pursuant to which any voting rights Brookfield holds with respect to the election of directors of the property partnership or the Property GP will be voted in favor of directors approved by the company. Also under the Voting Agreement, the company will have the right to approve or reject major strategic decisions relating to the property partnership, including the liquidation of its assets, business combinations or other material corporate transactions involving the property partnership, any proposed dissolution of the property partnership, amendments to the limited partnership agreements of the property partnership or the Property GP and the removal of the Property GP.

The company will enter into a three-year unsecured credit facility with Brookfield that will provide borrowings on a revolving basis of up to $500 million, which will be used for working capital purposes. The credit facility will be guaranteed by the company, the property partnership and each of the holding entities. As of the date of spin-off no amount was drawn on the facility.

2. BASIS OF PRESENTATION

The company’s unaudited pro forma balance sheet as at March 31, 2013 and unaudited pro forma statements of income for the three months ended March 31, 2013 and the year ended December 31, 2012 have been prepared assuming the transactions described herein occurred as of March 31, 2013, in the case of the unaudited pro forma balance sheet, and as of January 1, 2012 in the case of the unaudited pro forma statements of income.

The company’s unaudited pro forma financial statements have been prepared using the carve-out financial statements of the Business (the “Brookfield Carve-out financial statements”) for the three months ended March 31, 2013 and the year ended December 31, 2012 incorporated by reference into this preliminary prospectus.

The unaudited pro forma financial statements have been prepared for informational purposes only and should be read in conjunction with the Brookfield Carve-out financial statements and related disclosures. The preparation of these unaudited pro forma financial statements requires management to make estimates and assumptions deemed appropriate. The unaudited pro forma financial statements are not intended to represent, or be indicative of, the actual financial position and results of operations that would have occurred if the transactions described below had been effected on the dates indicated, nor are they indicative of the company’s future results.

3. SIGNIFICANT ACCOUNTING POLICIES

The company presents its financial statements in accordance with IFRS. The accounting policies used in the preparation of the company’s unaudited pro forma financial statements are those that are set out in the Brookfield Carve-out financial statements for the three months ended March 31, 2013 and the year ended December 31, 2012. Accounting policies applied in accounting for the impacts of the reorganization and spin-out transactions in the unaudited pro forma financial statements are summarized herein.

(a)	Basis of Consolidation

The unaudited pro forma financial statements include the accounts of the company and its subsidiaries, which are the entities over which the company has control. Control exists when the company has the power over the entity’s financial and operating decisions, exposure, or right, to variable return from its involvement with the entity and the ability to use its power over the entity to affect the amount of the entity’s returns.

The company will control the strategic financial and operating policy decisions of the property partnership pursuant to the Voting Agreement described in Note 1 to these unaudited pro forma financial statements and, through its ownership of the limited partnership units of the property partnership, benefit from the property partnerships activities. Accordingly, the company has consolidated the property partnership in the unaudited pro forma financial statements.

(b)	Common control transactions

IFRS does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. The company has developed a policy to account for such transactions for the purposes of preparing the unaudited pro forma financial statements taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. Consistent with the policy applied in the Brookfield Carve-out financial statements, the company’s policy is to record assets and liabilities recognized as a result of transfers of businesses or subsidiaries between entities under common control at the carrying value in the transferor’s financial statements immediately prior to such transfer.

4. PRO FORMA ADJUSTMENTS

This note should be read in conjunction with Note 2 to the unaudited pro forma financial statements, Basis of Presentation. The unaudited pro forma financial statements adjust the Brookfield Carve-out financial statements to give effect to the reorganization and the spin-off, the transactions set out below and the resulting tax effects:

•	Acquisition of interests in Brookfield’s Australian assets through participating loan notes

•	Exclusion of certain assets within Brookfield’s Australian operations which are not being transferred to the company as part of the reorganization
•	Issuance of $1.25 billion of Capital Securities to Brookfield as partial consideration for the Business acquired by the company
•	Issuance of $25 million of Preferred Shares by certain holding entities
•	Issuance of partnership units by the company as partial consideration for the business acquired by the company
•	Reorganization of the legal structure through which the Business is held, including the issuance of certain inter-company debt between the property partnership and the holding entities, resulting in changes in the effective tax rate and the tax basis of certain investments
•	Annual Management Fees of $50 million paid by the company to Brookfield pursuant to a Master Services Agreement
•	Exclusion of Brookfield’s 3% investment in HHC, or any liabilities remaining after the disposition of those interests during the first quarter of 2013

Integration costs, if any, that may be incurred upon consummation of the acquisition and other transactions have been excluded from the unaudited pro forma statements of income. As the principal operating entities comprising the Business generally maintain their own independent management and infrastructure which are expected to be retained following the reorganization and spin-off, the integration costs are not expected to be significant.

(a)	Acquisition of interests in Brookfield’s Australian assets through participating loan interests

The holding entities will hold economic interests in Brookfield’s commercial and other real property in Australia (the “referenced properties”) in the form of participating loan agreements with Brookfield, which are hybrid instruments comprising an interest bearing note, a total return swap and an option to acquire direct or indirect legal ownership to the referenced properties. The initial principal amount of the participating loan interests will be the fair value of Brookfield’s net interest in the referenced properties. The participating loan interests will provide the holding entities with an interest in the results of operations and changes in fair value of the referenced properties. At the date of the spin-off, Brookfield will continue to hold legal title to the referenced properties through a wholly-owned subsidiary that is not part of the Business in order to preserve existing financing arrangements. These participating loan notes will be convertible by the holding entities, at any time, into direct ownership interests in the referenced properties or the entities that have direct ownership of such properties (the “Australian property subsidiaries”). Certain of these participating loan notes will provide the holding entities with control over the Australian property subsidiaries and, accordingly, the assets, liabilities and results of those property subsidiaries will be consolidated by the holding entities. Where the participating loan interest does not provide the holding entities with control over an Australian property subsidiary, it will be accounted for as a loan receivable with related interest income reflecting the operating cash flows of the underlying property. Included in the participating loan notes that are accounted for as loans receivable is an embedded derivative representing the holding entities’ right to participate in the changes in value of the referenced properties, such embedded derivative will be measured at fair value with changes in value reflected in earnings in the period when they occur.

The unaudited pro forma balance sheet reflects the reclassification of certain investment properties, equity accounted investments, property debt and related balances to participating loan notes for those participating loan notes that do not provide the holding entities with control over the Australian property subsidiary that owns the referenced properties. Also, the net commercial property income, interest expense and share of earnings from equity accounted investments associated with the referenced properties are reclassified to net investment income in the unaudited pro forma statements of income. The fair value gains associated with those participating loan notes when the referenced properties are accounted for as equity accounted investments in the Brookfield Carve-out financial statements have been reclassified to fair value gains from share of net earnings from equity accounted investments. The unaudited pro forma balance sheet also reflects $22 million of net assets attributable to parent, comprised of intercompany receivables, payables and reduction to non-controlling interest associated with formation of the participating loan agreement.

In addition, the unaudited pro forma balance sheet reflects an adjustment to derecognize certain derivatives with a carrying value of $20 million, which are designated as hedges of property debt associated with the Australian operations and are included in accounts payable and other liabilities in the Brookfield Carve-out financial statements, as these instruments are in entities that will not be transferred to the holding entities.

The initial tax basis of the participating loan notes through which the economic interests in the referenced properties are held by the holding entities will initially be equal to their carrying amounts. Accordingly, the net deferred tax asset of $64 million relating to these properties reflected in the deferred tax liability in the Brookfield Carve-out financial statements has been derecognized in the unaudited pro forma financial statements.

(b)	Exclusion of certain interests in Brookfield’s Australian assets

The Brookfield Carve-out financial statements include certain investment properties and loans and notes receivable within Brookfield’s Australian operations that will not be included in the Business pursuant to the reorganization.

The unaudited pro forma balance sheet reflects the derecognition of these assets as well as associated debt and working capital balances with a corresponding reduction in the equity in net assets attributable to the parent. The unaudited pro forma statements of income for the three months ended March 31, 2013 and for the year ended December 31, 2012 reflect a reversal of the related results of operations that were reflected in the Brookfield Carve-out financial statements for those periods.

(c)	Issuance of Capital Securities

Brookfield will hold $750 million of Class B and $500 million of Class C redeemable preferred shares, for a total of $1.25 billion, of one of the holding entities, which it will receive as partial consideration for the Business acquired by the company. The Class B preferred shares will be entitled to receive a cumulative preferential dividend equal to 5.75% of their redemption value as and when declared by the board of directors of the holding entity until the fifth anniversary of their issuance. After the fifth anniversary of their issuance the Class B preferred shares will be entitled to receive a cumulative preferential dividend equal to 5.0% plus the prevailing yield for 5-year U.S. Treasury Notes. The holding entity may redeem the Class B preferred shares at any time and must redeem all of the outstanding Class B preferred shares on the tenth anniversary of their issuance. Brookfield will have a right of retraction following the fifth anniversary of the issuance of the Class B preferred shares. The Class C preferred shares will be entitled to receive a cumulative preferential dividend equal to 6.75% of their redemption value as and when declared by the board of directors of the holding entity. The holding entity may redeem the Class C preferred shares at any time and must redeem all of the outstanding Class C preferred shares on the seventh anniversary of their issuance. Brookfield will have a right of retraction following the third anniversary of the issuance of the Class C preferred shares. The Class B and Class C preferred shares will be entitled to vote with the common shares of the holding entity and each class of preferred shares will have an aggregate of 1% of the votes to be cast in respect of the holding entity.

As the company will be required to redeem the shares for cash or other consideration, they have been accounted for as liabilities within capital securities in the pro forma balance sheet. As they are a financial liability, the capital securities are initially measured at their fair value which is presumed to be the redemption amount in the unaudited pro forma financial statements as the redeemable preferred shares are at market terms. The related dividends have been presented as interest expense in the unaudited pro forma statements of income for the three months ended March 31, 2013 and the year ended December 31, 2012 in the amount of $19 million and $77 million, respectively.

(d)	Issuance of Preferred Shares

In connection with the reorganization, Brookfield will provide a total of $25 million of working capital to the holding entities by subscribing for $5 million of preferred shares in one of the holding entities and in each of the four wholly-owned subsidiaries of other holding entities. The preferred shares are entitled to receive a cumulative preferential cash dividend equal to $1.25 million per year as and when declared by the board of the directors of the applicable entity and are redeemable at the option of the applicable entity at any time after the twentieth anniversary of their issuance.

As the company and its subsidiaries are not obligated to redeem the preferred shares, they have been determined to be equity of the applicable entities and are reflected as a $25 million increase in non-controlling interest in the unaudited pro forma balance sheet. The unaudited pro forma statements of income for the three months ended March 31, 2013 and the year ended December 31, 2012 adjusts net income attributable to non-controlling interest by $0.31 million and $1.25 million, respectively for the dividends on the preferred shares.

(e)	Equity

On completion of the reorganization and spin-off, total partnership equity will include the general and limited partnership units issued by our company and non-controlling interests. The total non-controlling interests will be comprised of (a) interests of others in consolidated subsidiaries and (b) the Redemption-Exchange units issued by the property partnership which will be presented within non-controlling interests as exchangeable operating partnership units held by parent.

In connection with the reorganization, the property partnership will issue Redemption-Exchange units to Brookfield that may, at the request of the holder beginning two years from the date of closing of the spin-off, require the property partnership to redeem all or a portion of the holder’s units of the property partnership for cash in an amount equal to the market value of one of the company’s units multiplied by the number of units to be redeemed (subject to certain adjustments). This right is subject to the company’s right, at its sole discretion, to elect to acquire any unit so presented to the property partnership in exchange for one of the company’s units (subject to certain customary adjustments). If the Company elects not to exchange the Redemption-Exchange units for units of the company, the Redemption-Exchange units are required to be redeemed for cash. The Redemption-Exchange units provide Brookfield the direct economic benefits and exposures to the underlying performance of the property partnership and accordingly to the variability of the distributions of the property partnership, whereas the company’s unit holders have indirect access to the economic benefits and exposures of the property partnership through direct ownership interest in the company which owns a direct interest in the property partnership. Accordingly, the Redemption-Exchange units have been presented as redeemable/exchangeable operating partnership units held by parent within non-controlling interests rather than equity of parent company in the unaudited pro forma balance sheet. The Redemption-Exchange units do not entail a contractual obligation on the part of the company to deliver cash and can be settled by the company, at its sole discretion, by issuing a fixed number of its own equity instruments.

Equity in net assets attributable to parent company in the Brookfield Carve-out financial statements has been presented as partnership equity in the unaudited pro forma financial statements to reflect the impact of the reorganization and spin-off. Income attributable to parent company in the Brookfield Carve-out financial statements has been presented as net income attributable to partners in the pro forma statement of income and adjusted for the impact of the dividends on preferred shares issued by the holding entities.

(f)	Tax Impacts of Reorganization

The reorganization will impact the effective tax rate of the Business as the holding entities through which the company will hold the Business are different from those through which it was historically held by Brookfield, and result in the issuance of certain inter-company debt between the property partnership and the holding entities.

The aggregate impact of the reorganization on income tax expense in the pro forma statements of income, giving effect to certain elements of the reorganization that were completed in the first quarter of 2012 as though they occurred on January 1, 2012, is an increase of $7 million and $18 million for the three months ended March 31, 2013 and the year ended December 31, 2012, respectively. The aggregate impact of the reorganization on the deferred tax liability in the pro forma balance sheet is an increase of $53 million as at March 31, 2013.

(g)	Management Fees

The pro forma statements of income reflect a charge of $13 million and $50 million for the three months ended March 31, 2013 and the year ended December 31, 2012, respectively, together with the associated tax effects of $3 million and $13 million, respectively, representing an estimate of the annual management fee that would be paid by the company to a subsidiary of Brookfield for services rendered in connection with a Master Services Agreement to be entered into in connection with the reorganization and spin-off. The estimated Management Fees are based on an annual base management fee of $50 million (subject to an annual escalation by a specified inflation factor beginning on January 1, 2014).

The property partnership will also pay a quarterly equity enhancement distribution to the Property GP of 0.3125% of the amount by which the company’s total capitalization value at the end of each quarter exceeds its total capitalization value determined immediately following the spin-off. As this is based on the future capitalization value of the company, which cannot be reliably estimated, the expense associated with the equity enhancement distribution has not been included in the pro forma statements of income.

This adjustment does not reflect general and administrative costs which management expects will be approximately $5 million per year.

(h)	Exclusion of Brookfield’s 3% investment in HHC

The Brookfield Carve-out financial statements include Brookfield’s 3% common equity interest in HHC which is classified as securities designated as available-for-sale that is not included in the Business pursuant to the reorganization. These interests were sold during the first quarter of 2013; however, certain tax and other liabilities remain, which are also not included in the Business.

The unaudited pro forma balance sheet reflects the derecognition of this investment with a corresponding reduction in the equity in net assets attributable to the parent. The unaudited pro forma statements of income for the three months ended March 31, 2013 and the year ended December 31, 2012 reflect a reversal of fair value gains of $36 million and $40 million, respectively, and income tax expense of $5 million and $22 million for the three months ended March 31, 2013 and the year ended December 31, 2012, respectively, that were reflected in the Brookfield Carve-out financial statements for those periods.

(i)	Pro forma earnings per unit

The pro forma weighted average number of units and the earnings per unit for the three months ended March 31, 2013 and the year ended December 31, 2012 assume that approximately 80 million units of the company will be issued as part of the spin-off, of which Brookfield will own approximately 55%, or 92.4% when including the Redemption-Exchange units, on a fully exchanged basis.